FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

 COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ/MF): 47.508.411/0001-56

MINUTES OF THE FISCAL COUNCIL MEETING

HELD ON JULY 25, 2011

1.               DATE, TIME AND VENUE: July 25, 2011, at 9:30 a.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, nº 3.142, in the city and state of São Paulo.

2.               PRESIDING:  Chairman: Fernando Maida Dall’Acqua; Secretary: Renata Catelan P. Rodrigues.

3.               CALL NOTICE AND ATTENDANCE: Fernando Maida Dall’Acqua, Mario Probst and Raimundo Lourenço Maria Christians. Also present were the representatives of the Company’s external auditors, Ernst & Young Auditores Independentes S/S Ltda., and representatives of the Company’s Management.

4.               AGENDA:  (i) Analysis and discussion of the Quarterly Information Form as of June 30, 2011, the Management Report (Second Quarter of 2011 – Disclosure of Results) and the Independent Auditors’ Report for the second quarter of 2011;

5.               RESOLUTIONS:  Having commenced the meeting, the Council members examined the items on the agenda and, by unanimous vote:

5.1 After extensive analysis and discussion about: (i) Quarterly Information Form as of June 30, 2011; (ii) Management Report (Second Quarter of 2011 – Disclosure of Results), and (iii) Independent Auditors' Report for the second quarter of 2011, resolved the differences and necessary adjustments, recommended the submission of items (i) to (iii), without reservations, to the Company’s Board of Directors for appreciation and deliberation applicable.

APPROVAL AND SIGNING OF THE MINUTES: There being no further matters to address, the meeting was adjourned for the drawing up of these minutes, which were then read, approved and signed by all those present. São Paulo, July 25, 2011. Signatures:  Chairman:  Fernando Maida Dall’Acqua; Secretary:  Renata Catelan P. Rodrigues. Members present: Fernando Maida Dall’Acqua, Mario Probst and Raimundo Lourenço Maria Christians. This is a free translation of the original drawn up in the Company's records, pursuant to paragraph 3 of Article 130 of Law 6404/76.

Renata Catelan P. Rodrigues

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 25, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.